Exhibit 99.2

OPERATING RESULTS AND FINANCIAL REVIEW
IN CONNECTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

In this report, as used herein, and unless the context suggest otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.889 to $1.00, the representative exchange rate reported by the Bank of Israel on December 31, 2014.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to the financial statements (the “Financial Statements”), which were filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on April 6, 2015. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed in our report on Form 6-K filed with the SEC on September 23, 2014 and elsewhere in this report.

Overview

Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. Our software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our advertising mobile marketing business enables developers to make decisions on where to spend advertising budgets to produce the highest yield and the most visibility.

Our headquarters and primary research and development facilities are located in Israel, and we have other offices located in the United States and France.

Our products, whether they be the software developed and marketed by ourselves, or the search properties offered together with products of our software developing partners, have been installed by 246 million consumers in 2014, as compared to 348 and 266 million in 2012 and 2013, respectfully. These installation statistics refer to the number of computers having a unique ID onto which one of our products has been installed, regardless of whether such product or search property is actively being used. The number of consumers actually using one of our products, or search properties together with the product of one our partner software developers, as of December 31, 2014 was 8 million, as compared to 28 and 25 million as of December 31, 2012 and 2013, respectfully. We measure quality of users primarily by user location, with the highest revenue users being located in North America, defined as "Tier 1," followed by European users as "Tier 2" and users in the rest of the world to be "Tier 3." The decline in the number of installations and users of our products is primarily the result of our significantly reducing the investment in aquiring new customers and forming partnerships with software developers in the second half of 2014. This investment is coningent on our ability to estimate the future revenues and return on this investment over the coming year. As a result of the recurring and increasingly severe policy changes by our search engine partners, since mid-2014 we lack visibilty regarding the return and future profitability of these investments. We subsequently decided to decrease this investment causing signifcant decrease in installations and users of our products.

As we are experiencing difficulties in growing our desktop monetization business, we have been focusing our growth efforts in developing a mobile advertising platform for app developers. The business acquired from Grow Mobile, coupled with our organic development efforts, empowers effective advertising campaigns for mobile app developers seeking to achieve distribution through advertising. By aggregating hundreds of advertising networks and exchanges in real-time through a single insertion order, our self-serve and fully managed mobile marketing platforms, enable mobile applications developers to increase their customer acquisition, retention and monetization. Our self-serve platform, which has been released in Beta version, offers mobile application developers an efficient interface, containing on a single dashboard, a data room with all advertising networks and campaigns together, with easy and understandable graphs and tables, enabling immediate analysis and effective action. In addition, utilizing its proprietary bidding algorithm, it enables sophisticated retargeting, of high quality users and integrate top mobile advertising exchanges. Finally, by providing easy access to these tools and simplifying the administration of the advertising process, mobile application developers are free to focus on improving their mobile media buying strategy.

We are also developing other platforms and software, to enable mobile app developers improved optimization and monetization of their existing user base.

Recent Acquisitions

On January 2, 2014, we completed the purchase of all of the outstanding shares of ClientConnect Ltd. (“ClientConnect”), which received the ClientConnect business of Conduit Ltd. (“Conduit”) on December 31, 2013, in a stock-for-stock- transaction (the "ClientConnect Acquisition"). On December 31, 2013, pursuant to a Split Agreement, Conduit transferred to ClientConnect the entire activities and operations, and related assets and liabilities, of its ClientConnect business on a cash-free and debt-free basis and the Conduit shareholders became the shareholders of ClientConnect in proportion to their ownership of Conduit. Upon the consummation of the ClientConnect Acquisition, each ClientConnect ordinary share was exchanged for approximately 0.2387 of our ordinary shares, as a result of which ClientConnect became a wholly owned subsidiary of ours. In addition, we granted options to purchase our ordinary shares to ClientConnect employees in exchange for their options to purchase ClientConnect shares that were issued to them upon the consummation of the Conduit Split as a roll-over of their then existing options to purchase ordinary shares of Conduit. Accordingly, we issued 54.75 million of our ordinary shares to the ClientConnect shareholders and granted options to purchase 2.82 million of our ordinary shares to the ClientConnect employees. Immediately, following the closing, we were owned approximately 81% by the former ClientConnect shareholders and option holders and 19% by our pre-closing shareholders and option holders, on a fully diluted basis (as determined by the treasury stock method, together with an adjustment for an assumed issuance of our ordinary shares at a reference price of $10.49 per share based on the Black Scholes values of out-of-the-money Perion options and ClientConnect options). ClientConnect provides distribution, monetization and analytical services to software developers, distributors and publishers.

In accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), using the acquisition method of accounting, ClientConnect is deemed the accounting acquirer and Perion is deemed the accounting acquiree. In accordance with the ASC 805 presentation requirements, following the acquisition, our 2014 financial statements include ClientConnect’s comparative numbers, namely, consolidated balance sheets as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2013.

On July 15, 2014, we consummated the acquisition of Grow Mobile, Inc., a Delaware corporation headquartered in San Francisco (“Grow Mobile”). The initial payments of $10 million ($8.2 million after taking into account a post-closing working capital adjustment) was paid in cash (of which approximately $1.3 million is subject to continued employee vesting) and $7 million was paid in the form of 687,467 ordinary shares (of which approximately $1.1 million in form of 108,159 shares are subject to continued employee vesting). In addition, the former Grow Mobile security holders may earn up to an additional $13.2 million in cash and $11.8 million in ordinary shares, contingent upon achieving certain revenue and profit milestones through June 30, 2016. See Note 3b of the Financial Statements for additional information on accounting for our Grow Mobile acquisition. Grow Mobile provides an innovative platform for mobile advertising that enables advertisers of mobile applications to buy, track, optimize, and scale user acquisition campaigns from a single dashboard. Grow Mobile has become part of Perion’s mobile marketing business, which was recently created to address the advertising needs of advertisers of mobile applications, and will enable Perion to provide a more comprehensive technical and platform solution for app developers.

On February 10, 2015, we consummated the acquisition of Make Me Reach SAS, a private French company headquartered in Paris, France (“Make Me Reach”). The total purchase price was $11.2 million, of which $5.6 million in cash and $4.8 million in the form of 1,437,510 ordinary shares were paid upon closing. In the subsequent 12 months post-closing, the founder of Make Me Reach may be entitled to receive an additional amount of $0.4 million in cash and $0.4 million in ordinary shares. In addition, certain key employees of Make Me Reach are entitled to retention payments in an aggregate amount of up to $775,000, of which, $144,397 was paid in cash at closing and $62,883 was paid in the form of 18,998 ordinary shares at closing. In the subsequent 12 months post-closing, certain key employees may be entitled to receive the remaining balance of the retention payment, which shall be paid as follows: up to $359,552 in cash and $208,168 in ordinary shares. Make Me Reach has become part of Perion’s mobile marketing business which was recently created to address the advertising needs of mobile app developers, and will enable Perion to provide a more comprehensive technical and platform solution for app developers. Make Me Reach is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

Revenues

We generate our revenues primarily from two major sources: (i) search-generated revenues; and (ii) advertising and other. The following table shows our revenues by category (in thousands of U.S. dollars):

	Year Ended December 31,
	2012	2013	2014

Search	$517,060	$277,275	$330,757
Advertising and other	19,948	48,233	57,974

Total Revenues	$537,008	$325,508	$388,731

Our search revenues decreased by 46% in 2013, despite an increase in the number of searches, primarily because the fee rates payable to us under our search agreement with Microsoft decreased significantly beginning in 2013. That decrease in revenues had the greatest impact in North America, where Microsoft served as the main provider of our search. In 2014, revenues increased by 19% due to organic growth, as well as the acquisition of Perion’s search activity.

Advertising and other revenues increased in 2013, as a result of introducing and marketing other applications in our toolbar being distributed as part our search-generated revenues. In 2014, while that activity actually decreased, the increase was primarily a result of acquiring the Perion's activity, including display advertising and sales of the proprietary products Smilebox and IncrediMail.

While revenues increased over 19% year over year, this increase was due to the increase experienced in the first half of 2014. Revenues in the fourth quarter of 2014 were $78.1 million, reflecting a 7% decrease compared to the same quarter in 2013. With the continued lack of visibility due to multiple changes applied by third parties outside of our control, and as a result of our continuing to invest lower amounts in customer acquisition, we expect 2015 revenues to be at a lower level than that of the last quarter of 2014 on an annualized basis.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology and payments for content and server maintenance, all related to our product revenues and communicating with our users. Cost relating to search and advertising revenues are immaterial. Therefore, the percentage of cost of revenues increased with the Perion acquisition, where cost of revenues was higher relating to the product revenues. The number of employees included in cost of revenues was zero in both 2012 and 2013, and 22 at the end of 2014.

Customer Acquisition Costs

Our customer acquisition costs consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. These amounts are primarily based on fixed fee arrangements and on revenue share agreements with our traffic sources. We increased customer acquisition costs dramatically in 2013, with the aim to increase the number of product downloads, users, search queries generated by those downloading our software or that of our partners, and subsequently, revenue from search, premium subscriptions and advertising, in an effort to offset the decreasing revenue levels under our search agreement with Microsoft. In order to mitigate some of the risk inherent in the lack of visibility regarding the generation of future revenues by the users of our partners' software, starting the third quarter of 2014, we have sought to work with higher margin partners, and we have been gradually shifting our model, with an emphasis on revenue share agreements instead of fixed fee arrangements. Customer acquisition costs were $119.6 million, $185.4 million, and $174.6 million in 2012, 2013, and 2014, respectively. The reduction in customer acquisition costs in 2014 as compared to 2013 was primarily in the second half of the year. In the fourth quarter of 2014, customer acquisition costs were approximately $29.0 million, compared to $59.6 million in the first quarter of 2014. We continue to seek higher quality and higher margin partners, as well as to prefer the sharing of future revenues and the risk inherent in them, rather than pay an up-front fixed fee to our partner software developers. Accordingly, we expect customer acquisition costs in 2015 to continue at a level similar to that of the fourth quarter of 2014.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees. Our research and development expenditures in 2014 increased compared to the prior year, primarily as a result of our concentrated effort in developing an advertising platform for mobile app developers. In addition, we discontinued some of the consumer app developed and as a result impaired in-process research and development acquired in the acquisition of Perion, as we realigned our product development focus in this direction. We continue to develop our mobile advertising platform, currently with an emphasis on the self-service offering. In addition, we are developing a platform for optimizing and increasing the retention and subsequent monetization from the users of our partners' mobile apps. This in addition to the ongoing development effort required in our desktop monetization offering, adapting and maintain compatibility with the ever-changing software landscape in which we operate. As a result, we expect a nominal increase in research and development expense in 2015, which, coupled with a decrease in revenues, would cause this expense to increase as a percentage of revenues, as well.

The number of employees in research and development were 146, 173, and 217 at the end of 2012, 2013, and 2014, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. The number of employees in sales and marketing was 56, 66, and 115 at the end of 2012, 2013, and 2014, respectively.

General and Administrative Expenses ("G&A")

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. G&A expenses in 2013 are those of ClientConnect prior to the acquisition of Perion and reflect the G&A expenses of a private company, acting as a division of a larger one, focused on organic growth. G&A expenses in 2014 are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquire of other businesses. This is also reflected in the significant increase in the number of G&A employees from 2013 to 2014. The number of G&A employees was 40, 55, and 98, at the end of 2012, 2013, and 2014, respectively.

We continue to enhance our management team with experienced professionals capable of managing constant change and new businesses, organic and acquired. G&A expenses, primarily salaries and share based compensation, increased nominally in 2012, 2013 and 2014. Looking forward, in 2015 we expect G&A expenses (excluding costs stemming from new acquisitions) to remain at the same level.

Impairment and Restructuring Charges

In 2014, we incurred impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the acquisition of Perion, that were determined during the process of integration with Perion to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the consumer products developed.

Costs related to the restructuring of our search monetization business, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices from three floors to two in order to sublease the third floor, amounted to $4.0 million in 2014.

Income Tax Expense

A significant portion of our income is taxed in Israel. The standard corporate tax rate in Israel for 2014 and thereafter is 26.5% and was 25.0% in 2012 and 2013. For our Israeli operations we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a "Preferred Enterprise," according to which a reduced tax rate of 16.0% is applied to our preferred income in 2014.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operation are based on our financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Under U.S. GAAP, when more than one accounting method or policy or its application is generally accepted, our management selects the accounting method or policy that it believes to be most appropriate in the specific circumstances. Our management considers some of these accounting policies to be critical.

A critical accounting policy is an accounting policy that management believes is both most important to the portrayal of our financial condition and results and requires management’s most difficult subjective or complex judgment, often as a result of the need to make accounting estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are discussed in Note 2 of the Financial Statements, we believe the following accounting policies to be critical:

Stock-Based Compensation

We account for share-based payment awards made to employees and directors in accordance with ASC 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted. Expense is recognized on a straight-line basis over the service period during which awards are expected to vest.

Total stock-based compensation expense recorded during 2014 was $15.1 million, of which $0.2 million was included in cost of revenues, $2.4 million was included in research and development costs, $3.0 million in selling and marketing expenses, $9.3 million in general and administrative expenses and $0.2 million in restructuring costs.

As of December 31, 2014, the maximum total compensation cost related to options and restricted stock units (“RSUs”), granted to employees and directors not yet recognized amounted to $13.0 million. This cost is expected to be recognized over a weighted average period of 1.4 years.

We estimate the fair value of standard stock options granted using the Binomial method option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant is expected stock price volatility. Expected volatility was calculated based upon actual historical stock price movements of our stock. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The fair value of RSUs is based on the market value of the underlying shares at the date of grant.

Taxes on Income

We are subject to income taxes in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 "Income Taxes", we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Interest is recorded within finance income, net.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2014 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 of the Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and acquired patents and developed technology; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed, as more fully discussed in Note 3 of the Financial Statements.

Goodwill

Goodwill is allocated to reporting units expected to benefit from the business combination. We test goodwill for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment tests require judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. As of December 31, 2014, no impairment of goodwill has been identified.

Impairment of Long-Lived Assets

We are required to assess the impairment of tangible and intangible long-lived assets subject to amortization, under ASC 360 "Property, Plant and Equipment", on a periodic basis and when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. In 2014, we incurred impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the acquisition of Perion that were determined during the process of integration with Perion to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the consumer products developed.

In addition, in connection with the restructuring plan, we recorded an impairment of $0.6 million of property and equipment.

Results of Operations

The following table sets forth, for the periods indicated, our statements of operations expressed as a percentage of total revenues (the percentages may not equal 100% because of the effects of rounding):

	Year Ended December 31,
	2012	2013	2014
Revenues:
Search	96%	85%	85%
Advertising and Other	4	15	15
Total revenues	100%	100%	100%

Costs and expenses:
Cost of revenues	1%	2%	7%
Customer acquisition costs	22	57	45
Research and development	3	7	11
Selling and marketing	1	3	7
General and administrative	1	6	10
Impairment and restructuring charges	-	-	6
Total costs and expenses	28	75	86

Operating income	72	25	14
Financial income (expense), net	1	1	(1)
Income before taxes on income	73	26	13
Income tax expense	14	7	2
Income from continuing operations	59	19	11
Loss from discontinuing operations, net	(4)	(10)	-
Net income	54%	9%	11%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

As described above, in accordance with generally accepted accounting principles, the acquisition of ClientConnect by Perion, which closed on January 2, 2014, is accounted for as a reverse acquisition. Therefore, the comparative amounts in the following tables for the years ended December 31, 2013 and 2012 represent ClientConnect’s results for such periods. As a result, a significant portion of the year-over-year growth described below is attributable to the acquisition of Perion by ClientConnect, since Perion’s results are not included in the 2013 and 2012 results discussed below.

Revenues. Revenues increased by 19%, from $325.5 million in 2013, to $388.7 million in 2014. This increase was a result of increases in each of our revenue streams, as discussed below:

Search revenues. Search revenues increased by 19% in 2014, from $277.3 million in 2013, to $330.8 million in 2014. This increase was due to an increase in the number of downloads and consequently the number of users using our search service. This increase is attributable to organic growth, as well as the acquisition of Perion’s activity, which too was based on search-generated revenues. In 2013, Perion’s search revenues were $59.0 million. The year over year growth occurred entirely in the first half of 2014, when we recorded search-generated revenues of $189.3 million, increasing 38% over the first half of 2013. In the second half of 2014, with the reduced level of visibility regarding the future revenues from newly acquire users, we drew back on our customer acquisition costs and revenues declined, with search-generated revenues totaling $68.1 million in the fourth quarter of 2014, reflecting a 4% decrease as compared to the fourth quarter of 2013. We expect search-generated revenues to continue and be our main source of revenues in 2015. Since we continue to lack visibility regarding future revenues from acquired users, we expect to maintain this lower level of customer acquisition costs and therefore expect a continued decline in revenues going into 2015.

Advertising and other revenues. Advertising and other revenues increased by 20% in 2014, from $48.2 million in 2013 to $58.0 million in 2014. This increase is primarily attributable to the acquisition of Perion’s activity, its products and advertising revenues. In 2013, Perion’s product and other revenues were $28.1 million. In addition the increase was due to display advertising revenues that are to a great extent dependent on the distribution being done for search-generated revenues. This increase was partially offset by a decrease resulting from certain policy changes associated with the distribution of toolbars, causing us to discontinue one of our toolbar marketing venues. As with search generated revenues, the increase in these other revenues was attributable to the first half of the year, when such revenues totaled $35.0 million, an increase of 51% over the first half of 2013, while in the second half of 2014, with the decrease in customer acquisition costs, such revenues decreased as well, with a 23% decrease in the fourth quarter of 2014, from $13 million in the fourth quarter of 2013 to $10.0 million, in the fourth quarter of 2014. Therefore, as with the continued trend in search-generated revenues, we expect these revenues to decline somewhat from this level in 2015.

The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Year ended December 31,
	2013	2014

Cost of revenues	$6,104	$27,817
Customer acquisition costs	185,355	174,575
Research and development	22,394	44,129
Selling and marketing	10,298	25,388
General and administrative	19,115	37,605
Impairment and restructuring charges	-	23,922

Total costs and expenses	$243,266	$333,436

Cost of revenues. Cost of revenues in 2014 was $27.8 million, as compared to $6.1 million in 2013, representing an increase of 356%. The increase is primarily attributable to amortization of intangible assets of $15.7 million due to acquisitions, as well as the cost of revenues for Perion’s legacy business recorded in 2014 and not included in 2013. In 2013, Perion’s cost of revenues were $11.4 million. The increase in amortization expenses caused the gross profit margin to decrease from 98% in 2013 to 93% in 2014.

Customer acquisition costs (“CAC”). CAC amounted to $174.6 million in 2014, compared to $185.4 million in 2013, representing a decrease of 6%. This decrease was entirely in the second half of 2014, when CAC amounted to $59.0 million, reflecting a 43% decrease compared to the second half of 2013. Our reduced level of investment was in light of our not having sufficient visibility to ensure a positive return on this investment, and as a result, our decision to engage higher margin software developing partners. As we continue to lack visibility regarding future returns on these investments, we expect to maintain this reduced level of investment in CAC in 2015.

Research and development expenses ("R&D"). R&D increased by $21.7 million in 2014, from $22.4 million in 2013, or 7% of sales, to $44.1 million, or 11% of sales, in 2014. The increase was primarily attributable to maintaining the technological edge of our desktop technologies and their ability to adapt to changing Internet platforms; and investing in mobile advertising platforms, primarily in our advertising marketing platform, developing tools and platforms to enhance our ability to increase advertising revenues, independent of our search offering. As a result, we expect our R&D expenditure to continue to increase nominally, and, coupled with an expected decrease in revenues, this will cause R&D expenses to increase as a percentage of sales as well.

Selling and marketing expenses ("S&M"). Selling and marketing expenses increased 147%, from $10.3 million in 2013 to $25.4 million in 2014. This increase was primarily attributable to the Perion acquisition. In 2013, Perion's S&M expenses amounted to $11.1 million. As we increase the marketing efforts required for our new products and platforms, we expect these expenses to increase only nominally from the level established in 2014, and, coupled with a lower level of expected revenue, we expect this expenditure to increase as a percentage of revenue in 2015.

General and administrative expenses ("G&A"). G&A increased 97%, from $19.1 million in 2013 to $37.6 million in 2014. The increase reflects primarily the fact that 2013 does not include Perion’s activity and G&A in that year are those of ClientConnect prior to the acquisition, reflecting the G&A expenses of a private company, acting as a division of a larger one, focused on organic growth. G&A expenses in 2014 are reflective of an independent public company, with all of its requisite costs, managing organic activity as well as being an active acquirer of other businesses. In 2013, Perion’s G&A expenses were in the amount of $15.1 million. We expect G&A expense in 2015 to continue at a level similar to that of 2014.

Impairment and restructuring charges. Impairment charges of $19.9 million related to intangible assets associated with desktop technologies acquired in the Perion acquisition that during the integration process were determined to be redundant to the technology of ClientConnect. This impairment was also a result of our shifting future growth strategy towards mobile platforms and discontinuing some of the desktop products and technologies that we had developed or acquired.

On November 6, 2014, we announced a restructuring of our search monetization business, which included a head count reduction as well as other cost saving measures, such as consolidating of our Israeli offices from three floors to two in order to sublease the third floor. The cost of $4.0 million recorded reflects expenses accrued, resulting from this restructuring.

Taxes on income. Income tax in 2014 was $9.6 million, compared to $22.6 million in 2013. In 2013, taxes on income includes tax expenses of $11.8 million in respect of release of ClientConnect trapped earnings. Excluding such $11.8 million, the effective tax rate in 2013 was 13%, increasing to 18% in 2014, primarily as a result of the significant increase in expenses not deductible for tax purposes in 2014, including $3.2 million of acquisition-related costs and $4.7 million in employee stock-based compensation.

Net income. Net income in 2014 was $42.8 million, compared to $28.6 million in 2013. This increase was primarily a result of net loss of $33.8 million from discontinued operations in 2013, partially offset by an impairment costs to intangible assets in the amount of $19.9 million, net of deferred tax benefit of $3.2 million that did not contribute to the current operations.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Revenues decreased by 39% in 2013, from $537.0 million in 2012 to $325.5 million in 2013. This decrease was a result of a significant decrease in our search revenues partially offset by an increase in advertising revenues, as discussed below:

Search revenues. Search revenues decreased by 46%, from $517.0 million in 2012 to $277.3 million in 2013, primarily due to the significant decrease in the fees payable under the Microsoft agreement. The fees payable by Microsoft vary annually over the term of our prior agreement with Microsoft.

Advertising. Advertising revenues increased by 142%, from $19.9 million in 2012 to $48.2 million in 2013. This increase is attributable mainly to our offering to developers with the ability to easily incorporate ads into the download and installation process of their software, thereby further increasing monetization opportunities. The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Year ended December 31,
	2012	2013

Cost of revenues	$5,513	$6,104
Customer acquisition costs	119,555	185,355
Research and development	16,858	22,394
Selling and marketing	7,920	10,298
General and administrative	4,705	19,115

Total costs and expenses	$154,551	$243,266

Cost of revenues. Cost of revenues increased by 11% from $5.5 million in 2012, to $6.1 million in 2013.

Customer acquisition costs. CAC increased by 55%, from $119.6 million in 2012, to $185.4 million in 2013. This increase reflected our strategy to grow search-generated revenues, leveraging our ability to analyze this investment and determine the expected positive return over the coming year.

Research and development expenses. R&D expenses increased by 33%, from $16.9 million in 2012, to $22.4 million in 2013. The increase was as a result of our investing in enriching our product pipeline and addressing frequent changes in the Internet and PC platforms that serve as a basis for our offering.

Selling and marketing expenses. S&M expenses increased by 30%, from $7.9 million in 2012, to $10.3 million in 2013. The increase was primarily due to an increase of $4.8 million in salaries and related expenses, as we increased our staff to generate a higher level of revenues.

General and administrative expenses. G&A increased from $4.7 million in 2012, to $19.1 in 2013. This increase was primarily due to $8.5 million increase in share based compensation expenses and $3.7 million in legal costs associated with the reorganization in regards to the split of ClientConnect from Conduit and the acquisition of Perion compared to those expenses in the previous year.

Taxes on Income. Income tax in 2013 was $22.6 million, compared to $75.4 million in 2012. While nominally taxes on income declined, the effective income tax rate increased from 19% to 27%, primarily as a result of the significant increase in expenses not deductible for tax purposes in 2013, particularly $8.8 million in employee stock-based compensation and $2.1 million of costs related to acquisition.

Net Income. Net income in 2013 was $28.6 million, compared to $290.9 million in 2012. This decrease was primarily a result of the significant decrease in revenues as described above.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, we had $101.2 million in cash and cash equivalents, compared to $0.9 million at December 31, 2013. The low cash balance as of December 31, 2013, was due to the terms of the ClientConnect split from Conduit, pursuant which most of the cash balances as of such date remained with Conduit. The increase in cash and cash equivalents in 2014 is the result of $72.0 million cash provided by operating activities and $35.2 million from financing activities, mainly proceeds from the issuance of convertible debt, partially offset by $7.0 million of investing activities. We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for operations for at least the next 12 months.

For 2012, 2013 and 2014, our cash flows from continuing operations were as follows:

	Year ended December 31,
	2012	2013	2014

Net cash provided by operating activities	$328,460	$85,291	$72,042
Net cash provided by (used in) investing activities	61,211	(77,873)	(6,984)
Net cash provided by (used in) financing activities	(335,603)	$(64,159)	35,176

	$54,068	$(56,741)	$100,234

Net cash provided by operating activities. In 2014, our operating activities provided cash in the amount of $72.0 million, primarily due to net income of $42.8 million, increased by non-cash depreciation, amortization and impairment expenses of $42.0 million, non-cash stock-based compensation expenses of $15.1 million, other non-cash expenses of $3.5 million and an increase in accounts payable and accrued expenses of $12.0 million, offset by a net increase of $13.9 million in deferred tax assets, an increase in accounts receivable of $23.6 million and changes of $5.9 million in other operating assets and liabilities.

In 2013, our continuing operating activities provided cash in the amount of $85.3 million primarily due to net income from continuing operations of $62.4 million, increased by non-cash depreciation and amortization of $2.1 million, non-cash stock-based compensation expenses of $10.4 million, other non-cash expenses of $1.2, a decrease in accounts receivables of $18.0 million and an increase in accounts payable of $8.7 million, offset by a decrease in deferred revenues of $6.2 million and changes in other operating assets and liabilities of $11.3 million.

In 2012, our continuing operating activities provided cash in the amount of $328.5 million primarily due to net income from continuing operations of $314.7 million, increased by non-cash depreciation and amortization of $1.9 million, non-cash stock-based compensation expenses of $1.6 million, an increase in accounts payables of $10.4 million, an increase in accrued expenses and other current liabilities of $13.0 and an increase in other receivables of $2.0 million, partially offset by an increase in accounts receivable of $7.7 million, decrease in deferred revenues of $6.3 million and non-cash financial income of $1.3 million.

Net cash provided by (used in) investing activities. In 2014, our investing activities used cash in the amount of $7.0 million, primarily due to $10.9 million invested in the purchase of property and equipment, $4.3 million in cash used for the acquisition of Grow Mobile and a deposit of $15.0 million in short term bank deposits, partially offset by cash acquired through the acquisition of Perion in the amount of $23.4 million.

In 2013, our continuing investing activities used cash in the amount of $77.9 million, primarily due to investments in short term investments, net of proceeds, of $76.0 million and purchase of property and equipment of $1.9 million.

In 2012, our continuing investing activities provided cash in the amount of $61.2 million, primarily due to net proceeds from short term investments of $62.9 million, offset by purchase of property and equipment of $1.7 million.

Net cash provided by (used in) financing activities. In 2014, our financing activities provided cash in the amount of $35.2 million, primarily from $37.9 million raised from the Israeli public in long-term, convertible debt, $1.6 million from the exercise of stock options and $0.5 million contribution by shareholders, offset by $2.5 million payment made in connection with an acquisition and $2.3 million repayment of long-term bank loans.

In 2013, our continuing financing activities used cash in the amount of $64.2 million, primarily due to the $65 million of payment of dividend made upon consummation of the spin-off of ClientConnect from Conduit, partially offset by proceeds from exercise of stock options in the amount of $0.8 million.

In 2012, our continuing financing activities used cash in the amount of $335.6 million, primarily due to the $338.7 million payment of dividend, offset by proceeds from the exercise of stock options in the amount of $3.1 million.

Credit Facilities

In September 2011, we entered into a loan agreement with each of Bank Leumi Le-Israel ("Leumi") and First International Bank of Israel ("FIBI"), to secure a credit facility of up to a total of $20 million of financing. During the second quarter of 2012, we amended both agreements, and in addition reduced the amount of the credit facility to $10 million, $6.0 million provided by Leumi and $4.0 million by FIBI. In December 2014 we executed a cross-currency and interest SWAP transaction with Leumi in order to mitigate the potential impact of the fluctuations in the ILS/$ exchange rate in regards to the future interest and principal payments of our convertible bonds (described below), which are all denominated in ILS. In April 1, 2015, we amended the agreement with Leumi in regards to the financial covenants to secure the fulfillment of all the obligations, liabilities and indebtedness to Leumi effective December 31, 2014. The repayment of the debt is structured over four and five years from the respective draw dates, and we have an option under each agreement for early repayment. As of December 31, 2014, we had bank loans outstanding in the amount of $4.25 million to be paid over the next one to two years, including $1.95 million classified as long term debt and $2.3 million as current maturities. In order to secure our obligations to the banks, we originally granted to the banks a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets, which were removed in 2014 due to the lower outstanding amounts under the credit facilities. We do have in place negative pledges for the benefit of the banks and liens over other deposits deposited with the banks from time to time.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the “Bonds”). The Bonds have an aggregate principal amount of approximately ILS 143.5 million (approximately $36.9 million as of December 31, 2014) at a price of ILS 965 per unit of ILS 1,000 par value. We received total net proceeds of approximately ILS 136.4 million (approximately $35.1 million as of December 31, 2014). The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 4.27 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.6 per share as of December 31, 2014). The principal of the Bonds are repayable in five equal annual installments commencing on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increase to up to 6% in the event of downgrades of our debt rating. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

Under the terms of our Bonds, our ability to make distributions is subject to various limitations, including:

•	the distribution will not cause shareholders’ equity to be below $150 million or, except with respect to repurchase of equity securities, retained earnings to be below $31.5 million;
•	the distributions in any year may not exceed 50% of the accumulated net income of the prior years, starting with 2013; and
•	the ratio of net financial indebtedness to twelve-month EBITDA is not more than 1.5 at the end of the prior quarter.

As of December 31, 2014, we met all the foregoing conditions.

Under the terms of our Bonds, we are required to maintain and comply with the following financial covenants:

•	shareholders' equity of at least $120 million at the end of each quarter;
•	ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.5 at the end of each quarter;
•	twelve-month EBITDA at the end of each quarter of not less than 40% of original aggregate principal amount of the bonds; and
•	cash and cash equivalents of at least $10 million (and, six months prior to each principal payment date, a sufficient amount to repay the principal and interest then due).

As of December 31, 2014, we were in compliance with all of the foregoing covenants.